

February 11, 2011

Alan Brown
President
Tombstone Exploration Corporation
6529 East Freiss Dr.
Scottsdale, AZ 85254

> **Re: Tombstone Exploration Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed July 16, 2010**
> **File No. 0-29922**

Dear Mr. Brown:

We have reviewed your response letter dated February 4, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 6. Directors, Senior Management and Employees, page 25

A. Directors and Senior Management, page 25

1. We note your proposed disclosure in response to comment four of our December 17, 2010 letter. Please further revise your disclosure regarding Mr. Radvak's business experience to clarify whether Compliance Management Inc. continues to be an operating company. Currently, your disclosure appears contradictory because it suggests that Compliance Management continues to exist, but has also become Martin's Fencing Corp. Please also provide a brief description of the business conducted by RM Fencing, LLC., if any.

Item 16, page 38

2. We reviewed your proposed revised disclosures in response to comment six of our December 17, 2010 letter. Please revise to specifically state whether the report of Moore and Associates Chartered ("Moore") on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles, and if applicable, describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to Item 16F(a)(1)(ii) of Form 20-F. Please also confirm to us that you (i) provided Moore with a copy of the disclosures you are making in response to Item 16F(a) of Form 20-F, (ii) requested Moore to furnish a letter addressed to the Commission stating whether it agrees with the statements made in response to this Item 16F(a) and, if not stating the respects in which it does not agree and (iii) intend to file Moore's letter as an exhibit to an amendment, or otherwise advise. Refer to Item 16F(a)(3) of Form 20-F.

Engineering Comments

3. We note your response to comment 18 of our December 17, 2010 letter. The description of your sample data quality control procedures appears to be substantially different than the quality control procedures described in section 13 of your SRK technical document. Please advise.

4. We note your response to comment 19 of our December 17, 2010 letter, indicating you have not filed your technical report on Sedar. However, on page 13 of your disclosure, you state in May 2008, you filed your initial National Instrument 43-101 Technical Report. Please advise.

    You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with any engineering questions. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 with any other questions.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William H. Thompson
                                        Accounting Branch Chief